

July 6, 2018

Devina Rankin
Chief Financial Officer
WASTE MANAGEMENT INC
1001 Fannin Street
Houston, Texas 77002

> **Re: WASTE MANAGEMENT INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 15, 2018**
> **File No. 001-12154**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2018**
> **Filed April 23, 2018**
> **File No. 001-12154**

Dear Ms. Rankin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2018

Note 3. Debt, page 9

1. As of March 31, 2018, you had $2.2 billion of debt maturing within the next 12 months of which $1.1 billion was classified as long-term because of your intent and ability to refinance these borrowings on a long-term basis as supported by the forecasted available capacity under your $2.25 billion revolving credit facility. Given your disclosures on page 10 indicate that there was unused and available credit capacity of only $629 million

Devina Rankin
WASTE MANAGEMENT INC
July 6, 2018
Page 2

as of March 31, 2018, please help us further understand how you determined that it was appropriate to classify $1.1 billion as long-term debt. Please provide us with your analysis pursuant to ASC 470-10-45-12A through 45-20 as of March 31, 2018.

Liquidity and Capital Resources, page 40

2.   We note that you reported a working capital deficit as of December 31, 2016, December 31, 2017, and March 31, 2018. We also note that you are relying on the remaining availability under your primary revolving credit facility to support your intent and ability to refinance your short-term debt on a long-term basis as of March 31, 2018. In this regard, please expand your disclosures to address your consideration of both the working capital deficit as well as the availability under your credit agreements in determining that your sources of cash will be sufficient to meet your cash and liquidity requirements over the next twelve months.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence Nudrat Salik, Staff Accountant at (202) 551-3692 or, Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction